P&A	Peckar & Abramson A Professional Corporation Attorneys & Counselors at Law
70 Grand Avenue River Edge, NJ 07661 tel. 201.343.3434 fax 201.343.6306 New York Miami Fort Lauderdale San Francisco Los Angeles Washington, D.C. London www.pecklaw.com	Stephen P. Katz Partner

April 5, 2007

Via Federal Express

Michael McTiernan, Special Counsel
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MDwerks, Inc. Post-Effective Amendment No. 2 Registration Statement on Form SB-2 Filing Our File No. 4248/156140

Dear Mr. McTiernan,

We have submitted today for filing Post-Effective Amendment No. 2 to our Registration on Form SB-2 for MDwerks, Inc. (Registration No. 333-132296) in response to the comments we have received from the SEC in your letter dated April 2, 2007.

For your convenience, we are sending you courtesy copies of this filing via FedEx. We have also included a redlined copy of the filing marked to show changes in response to your comments and certain other changes.

We have set forth below the comment you gave to us and our response thereto.

General

1.    Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-B has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

We have updated our executive compensation disclosure for fiscal year 2006 in accordance with Item 402 of Regulation S-B and Securities Act Release No. 33-8732, as applicable to periods ending on or after December 15, 2006.

Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,
/s/ Stephen P. Katz

STEPHEN P. KATZ
SPK:gfs
Enclosures
cc:   Mr. Howard Katz (w/encl.)
       Mr. Vincent Colangelo (w/encl.)